Q2 FY2021
ENDAVA ANNOUNCES SECOND QUARTER FISCAL YEAR 2021 RESULTS

Q2 FY2021
22.5% Year on Year Revenue Growth to £105.2 million
21.4% Revenue Growth at Constant Currency
IFRS diluted EPS £0.14 compared to £(0.25) in the prior year comparative period
Adjusted diluted EPS £0.29 compared to £0.30 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company") a global provider of digital transformation, agile development and intelligent automation services, today announced results for the three months ended December 31, 2020, the second quarter of its 2021 fiscal year ("Q2 FY2021").

"Endava delivered another strong quarter with revenue for Q2 FY2021 of £105.2 million, an increase of 22.5% Year on Year. Demand for digital transformation remains unabated, and we continued to broaden our client base during the quarter, " said John Cotterell, Endava's CEO.

SECOND QUARTER FISCAL YEAR 2021 FINANCIAL HIGHLIGHTS:
•Revenue for Q2 FY2021 was £105.2 million, an increase of 22.5% compared to £85.9 million in the same period in the prior year.
•Revenue growth rate at constant currency (a non-IFRS measure) was 21.4% for Q2 FY2021 compared to 20.5% in the same period in the prior year.
•Profit before tax for Q2 FY2021 was £10.6 million compared to loss before tax of £(17.3) million in the same period in the prior year. The loss during the same period in the prior year was the result of the declaration of a non-recurring, discretionary employee bonus, which is referred to as the "discretionary EBT Bonus", of £27.7 million in December 2019.
•Adjusted profit before tax (a non-IFRS measure) for Q2 FY2021 was £20.6 million, compared to £20.5 million in the same period in the prior year, or 19.6% of revenue, compared to 23.8% of revenue in the same period in the prior year.
•Profit for the period was £7.8 million in Q2 FY2021, resulting in a diluted EPS of £0.14, compared to loss for the period of £(13.8) million and diluted EPS of £(0.25) in the same period in the prior year.

Q2 FY2021
•Adjusted profit for the period (a non-IFRS measure) was £16.4 million in Q2 FY2021, resulting in adjusted diluted EPS (a non-IFRS measure) of £0.29 compared to adjusted profit for the period of £16.8 million and adjusted diluted EPS of £0.30 in the same period in the prior year.

CASH FLOW:
•Net cash from operating activities was £20.4 million in Q2 FY2021 compared to £11.1 million in the same period in the prior year.
•Adjusted free cash flow (a non-IFRS measure) was £18.7 million in Q2 FY2021 compared to £8.0 million in the same period in the prior year.
•At December 31, 2020, Endava had cash and cash equivalents of £84.2 million, compared to £101.3 million at June 30, 2020.

OTHER METRICS FOR THE QUARTER ENDED DECEMBER 31, 2020:
•Headcount (including directors) reached 7,464 at December 31, 2020, with 6,629 average operational employees in Q2 FY2021, compared to a headcount of 6,267 at December 31, 2019 and 5,472 average operational employees in the same quarter of the prior year.
•Number of clients with over £1 million in revenue on a rolling twelve months basis was 75 at December 31, 2020, compared to 65 at December 31, 2019.
•Top 10 clients accounted for 37% of revenue in Q2 FY2021, unchanged compared to December 31, 2019.
•By geographic region, 29% of revenue was generated in North America, 27% was generated in Europe, 42% was generated in the United Kingdom and 2% was generated in the rest of the world in Q2 FY2021. This compares to 29% in North America, 23% in Europe, 45% in the United Kingdom and 3% in the rest of the world in the same period in the prior year.
•By industry vertical, 49% of revenue was generated from Payments and Financial Services, 28% from TMT and 23% from Other. This compares to 53% from Payments and Financial Services, 24% from TMT and 23% from Other in the same period in the prior year.

Q2 FY2021
OUTLOOK:
At this time, the general economic environment remains fluid and it continues to be challenging to anticipate the ultimate full scope and duration of the impact of the COVID-19 pandemic. Endava is providing guidance for the third quarter of its 2021 fiscal year and its full 2021 fiscal year based upon what it currently sees in its markets.

Third Quarter Fiscal Year 2021:
Endava expects revenues will be in the range £110.0 million to £111.5 million, representing constant currency revenue growth of between 20.0% and 21.5%. Endava expects adjusted diluted EPS to be in the range of £0.27 to £0.28 per share.

Full Fiscal Year 2021:
Endava expects revenues will be in the range £423.0 million to £426.0 million, representing constant currency growth of between 22.0% and 22.5%. Endava expects adjusted diluted EPS to be in the range of £1.10 to £1.13 per share.

The constant currency growth figure now quoted for the full fiscal year 2021 guidance is pro-forma for the sale of the Worldpay Captive, which Endava sold in August 2019 and still remains in the full year comparative.

This above guidance for Q3 Fiscal Year 2021 and the Full Fiscal Year 2021 assumes the exchange rates at the end of January (when the exchange rate was 1 British Pound to 1.37 US Dollar and 1.13 Euro).

Endava is not able, at this time, to provide an outlook for IFRS diluted EPS for Q3 FY2021 or FY2021 because of the unreasonable effort of estimating on a forward-looking basis certain items that are excluded from adjusted diluted EPS, including, for example, share-based compensation expense, amortisation of acquired intangible assets and foreign currency exchange (gains)/losses, the effect of which may be significant. Endava is also not able, at this time, to reconcile to an outlook for revenue growth not at constant currency because of the unreasonable effort of estimating foreign currency exchange gains/losses, the effect of which may be significant, on a forward-looking basis.

Q2 FY2021
The guidance provided above is forward-looking in nature. Actual results may differ materially. See the cautionary note regarding “Forward-Looking Statements” below.

CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am EST today, February 17, 2021, to review its Q2 FY2021 results. To participate in Endava’s Q2 FY2021 earnings conference call, please dial in at least five minutes prior to the scheduled start time (833) 921-1651 or (778) 560-2811 for international participants, Conference ID 8574719.
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Friday, March 5, 2021.

ABOUT ENDAVA PLC:
Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using distributed enterprise agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It services clients in the following industries: Payments and Financial Services, TMT and "Other," which includes Consumer Products, Retail, Mobility and Healthcare. Endava had 7,464 employees (including directors) as of December 31, 2020 located in North America, Western Europe and Australia and delivery centres in Romania, Moldova, Bulgaria, Serbia, North Macedonia, Slovenia, Bosnia & Herzegovina, Argentina, Uruguay, Venezuela, and Colombia.

Q2 FY2021

NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Consolidated Statements of Comprehensive Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flow presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance. These measures include: revenue growth rate at constant currency, revenue growth at constant currency adjusted for the sale of Endava Technology SRL, also referred to as “the Worldpay Captive” to Worldpay on August 31, 2019, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.

Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal quarter ended December 31, 2019 were used to convert revenue for the fiscal quarter ended December 31, 2020 and the revenue for the comparable prior period.

Revenue growth at constant currency adjusted for the sale of the Worldpay Captive is revenue growth at constant currency adjusted to exclude the impact of the sale of the Worldpay Captive.

Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, discretionary EBT bonus, amortisation of acquired intangible assets, realised and unrealised foreign currency exchange gains and losses, and net gain on disposal of subsidiary. Share-based compensation expense, amortisation of acquired intangible assets and unrealized foreign currency gains are non-cash expenses. Adjusted PBT margin is Adjusted PBT as a percentage of total revenue.

Adjusted profit for the period is defined as Adjusted PBT together with the tax impact of these adjustments.

Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.

Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible).

Q2 FY2021
Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below, and not rely on any single financial measure to evaluate the Company’s business.

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will”, and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding Endava’s projected financial performance for the third fiscal quarter of fiscal year 2021 and the full fiscal year 2021 and the challenges presented by the ongoing COVID-19 pandemic and the associated global economic uncertainty. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s business, results of operations and financial condition may be negatively impacted by the COVID-19 pandemic and the precautions taken in response to the pandemic or if general economic conditions in Europe, the United States or the global economy worsen; Endava’s ability to manage its rapid growth or achieve anticipated growth; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favourable pricing and utilisation rates; Endava’s ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in its market; Endava’s ability to adapt to

Q2 FY2021
technological change and innovate solutions for its clients; Endava’s ability to collect on billed and unbilled receivables from clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava’s ability to remediate the identified material weaknesses and maintain an effective system of disclosure controls and internal control over financial reporting, and Endava’s future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on September 15, 2020. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.

INVESTOR CONTACT:
Endava Plc
Laurence Madsen, Investor Relations Manager
Investors@endava.com

Q2 FY2021
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six Months Ended December 31		Three Months Ended December 31
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000
REVENUE	200,365	168,252	105,240	85,900
Cost of sales
Direct cost of sales	(120,479)	(122,592)	(63,003)	(73,828)
Allocated cost of sales	(9,912)	(8,311)	(5,180)	(4,391)
Total cost of sales	(130,391)	(130,903)	(68,183)	(78,219)
GROSS PROFIT	69,974	37,349	37,057	7,681
Selling, general and administrative expenses	(44,261)	(36,480)	(22,994)	(19,139)
OPERATING PROFIT/ (LOSS)	25,713	869	14,063	(11,458)
Net finance (expense) / income	(6,380)	(2,871)	(3,455)	(5,799)
Gain on sale of subsidiary	—	2,215	—	—
PROFIT/ (LOSS) BEFORE TAX	19,333	213	10,608	(17,257)
Tax on profit on ordinary activities	(4,826)	483	(2,809)	3,441
PROFIT/ (LOSS) FOR THE PERIOD	14,507	696	7,799	(13,816)
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(3,491)	(4,385)	(2,644)	(2,460)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	11,016	(3,689)	5,155	(16,276)

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	54,831,134	52,848,507	55,168,042	53,140,682
Weighted average number of shares outstanding - Diluted	56,850,290	55,663,120	57,107,940	55,957,472
Basic EPS (£)	0.26	0.01	0.14	(0.26)
Diluted EPS (£)	0.26	0.01	0.14	(0.25)

Q2 FY2021
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2020	June 30, 2020	December 31, 2019
	£’000	£’000	£’000 (Restated) (1)
ASSETS - NON-CURRENT
Goodwill	102,739	56,885	59,467
Intangible assets	34,961	38,751	31,478
Property, plant and equipment	11,985	12,747	11,776
Lease right-of-use assets	46,836	51,134	49,109
Financial assets	639	639	881
Deferred tax assets	13,552	13,340	11,447
TOTAL	210,712	173,496	164,158
ASSETS - CURRENT
Trade and other receivables	91,527	82,614	74,251
Corporation tax receivable	2,611	2,922	4,171
Financial assets	577	584	592
Cash and cash equivalents	84,221	101,327	78,975
TOTAL	178,936	187,447	157,989
TOTAL ASSETS	389,648	360,943	322,147
LIABILITIES - CURRENT
Lease liabilities	12,150	11,132	11,443
Trade and other payables	63,121	58,599	72,511
Corporation tax payable	1,865	1,449	983
Contingent consideration	1,091	1,442	1,131
Deferred consideration	2,786	3,764	1,707
TOTAL	81,013	76,386	87,775
LIABILITIES - NON CURRENT
Lease liabilities	39,141	42,233	39,545
Deferred tax liabilities	5,497	5,861	2,837
Deferred consideration	5,017	—	1,901
Other liabilities	138	136	108
TOTAL	49,793	48,230	44,391
EQUITY
Share capital	1,110	1,099	1,095
Share premium	230	221	137
Merger relief reserve	25,527	25,527	24,571
Retained earnings	239,469	214,638	156,313
Other reserves	(7,308)	(3,817)	9,548
Investment in own shares	(186)	(1,341)	(1,683)
TOTAL	258,842	236,327	189,981
TOTAL LIABILITIES AND EQUITY	389,648	360,943	322,147
1) The restatement refers to a reclassification of £20,141,000 from share premium to merger relief reserve.

Q2 FY2021
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended December 31		Three Months Ended December 31
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
Profit/ (Loss) for the period	14,507	696	7,799	(13,816)
Income tax charge/ (credit)	4,826	(483)	2,809	(3,441)
Non-cash adjustments	27,486	15,886	15,069	13,930
Tax paid	(648)	(3,535)	(800)	(2,703)
UK research and development credit received	1,311	—	1,311	—
Net changes in working capital	(5,599)	13,936	(5,775)	17,121
Net cash from operating activities	41,883	26,500	20,413	11,091

INVESTING ACTIVITIES
Purchase of non-current assets (tangible and intangible)	(2,344)	(5,830)	(1,703)	(3,324)
Proceeds from disposal of non-current assets	108	120	43	107
Acquisition of business / subsidiaries (net of cash acquired)	(52,132)	(27,061)	(1,342)	(25,538)
Proceeds from sale of subsidiary net of cash disposed of	—	2,744	—	166
Cash and cash equivalents acquired with subsidiaries	1,603	3,289	—	3,289
Interest received	53	353	26	154
Net cash used in investing activities	(52,712)	(26,385)	(2,976)	(25,146)

FINANCING ACTIVITIES
Proceeds from sublease	289	302	132	148
Repayment of borrowings	—	(9)	—	—
Repayment of lease liabilities	(5,746)	(4,569)	(2,792)	(2,413)
Interest paid	(444)	(375)	(233)	(209)
Grant received / (repaid)	220	661	(89)	97
Proceeds from sale of EBT shares	—	14,797	—	14,797
Issue of shares	9	9	1	—
Net cash from financing activities	(5,672)	10,816	(2,981)	12,420
Net change in cash and cash equivalents	(16,501)	10,931	14,456	(1,635)

Cash and cash equivalents at the beginning of the period	101,327	70,172	70,039	83,628
Exchange differences on cash and cash equivalents	(605)	(2,128)	(274)	(3,018)
Cash and cash equivalents at the end of the period	84,221	78,975	84,221	78,975

Q2 FY2021
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE GROWTH RATE AT CONSTANT CURRENCY:

	Six Months ended December 31		Three Months ended December 31
	2020	2019	2020	2019
REVENUE GROWTH RATE AS REPORTED UNDER IFRS	19.1%	21.7%	22.5%	19.6%
Foreign exchange rates impact	0.1%	(0.7%)	(1.1%)	0.9%
REVENUE GROWTH RATE AT CONSTANT CURRENCY INCLUDING WORLDPAY CAPTIVE	19.2%	21.0%	21.4%	20.5%
Impact of Worldpay Captive	1.6%	2.3%	—	4.0%
PRO-FORMA REVENUE GROWTH RATE AT CONSTANT CURRENCY ADJUSTED FOR THE SALE OF THE WORLDPAY CAPTIVE	20.8%	23.3%	21.4%	24.5%

Q2 FY2021

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Six Months Ended December 31		Three Months Ended December 31
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000

PROFIT/ (LOSS) BEFORE TAX	19,333	213	10,608	(17,257)
Adjustments:
Share-based compensation expense	11,896	6,996	5,965	3,673
Discretionary EBT bonus	—	27,657	—	27,657
Amortisation of acquired intangible assets	2,280	1,809	1,114	913
Foreign currency exchange losses, net	5,304	2,913	2,892	5,466
Net gain on disposal of subsidiary	—	(2,215)	—	—
Total adjustments	19,480	37,160	9,971	37,709
ADJUSTED PROFIT BEFORE TAX	38,813	37,373	20,579	20,452

PROFIT/ (LOSS) FOR THE PERIOD	14,507	696	7,799	(13,816)
Adjustments:
Adjustments to profit before tax	19,480	37,160	9,971	37,709
Tax impact of adjustments	(2,966)	(7,508)	(1,416)	(7,115)
ADJUSTED PROFIT FOR THE PERIOD	31,021	30,348	16,354	16,778

Diluted EPS (£)	0.26	0.01	0.14	(0.25)
Adjusted diluted EPS (£)	0.55	0.55	0.29	0.30

Q2 FY2021

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Six Months Ended December 31		Three Months Ended December 31
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000

Net cash from operating activities	41,883	26,500	20,413	11,091
Adjustments:
Grant received / (repaid)	220	661	(89)	97
Net purchases of non-current assets (tangible and intangible)	(2,236)	(5,710)	(1,660)	(3,217)
Adjusted Free cash flow	39,867	21,451	18,664	7,971

Q2 FY2021
SUPPLEMENTARY INFORMATION

SHARE-BASED COMPENSATION EXPENSE

	Six Months Ended December 31		Three Months Ended December 31
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000

Direct cost of sales	7,064	3,830	3,566	2,133
Selling, general and administrative expenses	4,832	3,166	2,399	1,540
Total	11,896	6,996	5,965	3,673

DEPRECIATION AND AMORTISATION

	Six Months Ended December 31		Three Months Ended December 31
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000

Direct cost of sales	7,863	5,910	4,293	3,159
Selling, general and administrative expenses	3,568	2,833	1,795	1,457
Total	11,431	8,743	6,088	4,616

EMPLOYEE BENEFIT TRUST DISCRETIONARY BONUS

	Six Months Ended December 31		Three Months Ended December 31
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000

Direct cost of sales	—	25,182	—	25,182
Selling, general and administrative expenses	—	2,475	—	2,475
Total	—	27,657	—	27,657

Q2 FY2021

EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

Six Months Ended December 31	Six Months Ended December 31		Three Months Ended December 31
	2020	2019	2020	2019

Closing number of total employees (including directors)	7,464	6,267	7,464	6,267
Average operational employees	6,417	5,405	6,629	5,472

Top 10 customers %	38%	39%	37%	37%
Number of clients with > £1m of revenue (rolling 12 months)	75	65	75	65

Geographic split of revenue %
North America	29%	28%	29%	29%
Europe	26%	24%	27%	23%
UK	43%	46%	42%	45%
Rest of World (RoW)	2%	2%	2%	3%
Industry vertical split of revenue %
Payments and Financial Services	50%	53%	49%	53%
TMT	28%	25%	28%	24%
Other	22%	22%	23%	23%